Schedule 13D
                   UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D/A

     Under the Securities Exchange Act of 1934


QUINTEK TECHNOLOGIES INC.
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(Name of Issuer)

COMMON STOCK
 ------------------------------------------------------------------
(Title of Class of Securities)

74876Q 10 8
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(CUSIP Number)

Tom Sims, Chairman
537 Constitution Avenue, Suite B
Camarillo, California 93012        805-383-3904
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

December 10, 2001
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or
Rule 13d-1(g), check the following box.
[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    Schedule 13D/A

CUSIP No.  74876Q 10 8        Page ____ of _____ Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

          TPG Capital Corporation
          James M. Cassidy, as director and controlling shareholder
               of TPG Capital Corporation
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [   ]
          (b) [   ]
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3    SEC Use Only
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4    Source of Funds (See Instructions)

     NA
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5    Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)      [ X ]
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6    Citizenship or Place of Organization         Delaware
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Number of Shares Beneficially Owned by Each Reporting Person

7    Sole Voting Power             0

8    Shared Voting Power           0

9    Sole Dispositive Power        0

10   Shared Dispositive Power      0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

          0
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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13   Percent of Class Represented by Amount in Row (11)          0%
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14   Type of Reporting Person (See Instructions)            CO

CUSIP No.  74876Q 10 8        Page ____ of _____ Pages


ITEM 1.  SECURITY AND ISSUER

(a) Name and address of principal executive officers of the Issuer"

     Tom Sims, Chairman
     537 Constitution Avenue, Suite B
     Camarillo, California 93012

(b) Title and class of equity securities:

     Common stock

ITEM  2.   IDENTITY AND BACKGROUND

(a)       Name:     TPG Capital Corporation

(b)  Residence or business address:
          1504 R Street, NW
          Washington, DC 20009

(c)       Present principal occupation or employment:

          A company engaged in providing corporate advice and services.

(d)       Criminal Proceedings within the past five years.

     None

(e)       Civil Proceedings within the past five years.

     On June 4, 2001, without admitting or denying any wrongdoing, James M. Cassidy, the sole director and controlling shareholder of TPG Capital Corporation, consented to the issuance of an order by the Securities and Exchange Commission to cease and desist from committing or causing any violation and any future violation of Section 10(b) of the Securities Exchange Act of 1934 ("1934 Act") and Rule 10b-5 thereunder and from causing any violation and future violation of Section 13(a) of the 1934
Act and Rules 13a-13 and 12b-20 thereunder in connection with arranging mergers between reporting companies that they controlled and issuers facing possible delisting from the NASD Over-The-Counter
Bulletin Board.

     Specifically, the Securities and Exchange Commission said that Mr. Cassidy and TPG had filed amended registration statements for five reporting companies that wrongly stated that the companies were not engaged in negotiations with specific entities regarding a possible business combination. Three of these companies also filed periodic reports under the 1934 Act, which the Securities and Exchange Commission said wrongly stated that they were not engaged in merger negotiations. TPG Capital Corporation also agreed to consent, without admitting or denying any wrongdoing, to the payment of a civil penalty.

(f)       Citizenship:   State of Delaware

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Not applicable

ITEM 4.  PURPOSE OF TRANSACTION

     Sale of shares

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)       Aggregate number and percentage of securities: 0%.

(b) Power to vote and dispose: TPG Capital Corporation has sole voting and dispositive power of its shares.

(c)       Transactions within past 60 days:  None

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None
-------------------------------- -------- ------------- -----------------

ITEMS 2-6     FOR CONTROLLING SHAREHOLDER AND SOLE
           DIRECTOR OF CORPORATE FILER


ITEM  2.   IDENTITY AND BACKGROUND

(a)       Name:     James M. Cassidy

(b)  Residence or business address:
          1504 R Street, NW
          Washington, DC 20009

(c)       Present principal occupation or employment:

          Attorney

(d)       Criminal Proceedings within the past five years.

     None

(e)       Civil Proceedings within the past five years.

     On June 4, 2001, without admitting or denying any wrongdoing, James M. Cassidy, the sole director and controlling shareholder of TPG Capital Corporation, consented to the issuance of an order by the Securities and Exchange Commission to cease and desist from committing or causing any violation and any future violation of Section 10(b) of the Securities Exchange Act of 1934 ("1934 Act") and Rule 10b-5 thereunder and from causing any violation and future violation of Section 13(a) of the 1934 Act and Rules 13a-13 and 12b-20 thereunder in connection with arranging mergers between reporting companies that they controlled and issuers facing possible delisting from the NASD Over-The-Counter Bulletin Board.

     Specifically, the Securities and Exchange Commission said that Mr. Cassidy and TPG had filed amended registration statements for five reporting companies that wrongly stated that the companies were not engaged in negotiations with specific entities regarding a possible business combination. Three of these companies also filed periodic reports under the 1934 Act, which the Securities and Exchange Commission said wrongly stated that they were not engaged in merger negotiations. TPG Capital Corporation also agreed to consent, without admitting or denying any wrongdoing, to the payment of a civil penalty.

(f)       Citizenship:   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

     Sale of shares

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of securities beneficially owned as controlling shareholder of TPG Capital Corporation: 0%

(b) Power to vote and dispose: James M. Cassidy, as controlling shareholder and director of TPG Capital Corporation has shared voting and dispositive power of the shares owned by TPG Capital Corporation.

(c)       Transactions within past 60 days:   None

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    TPG   Capital Corporation

December 18, 2001         By  /s/ James M. Cassidy
Date                Signature
                    President
                    Name/Title


December 18, 2001         By /s/ James M. Cassidy
Date                Signature
                    __________________________
                    Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.